Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

         PRESS RELEASE

JUST ENERGY GROUP INC.
ANNOUNCES ELECTION OF DIRECTORS

TORONTO, ONTARIO - - June 29, 2016 - - Just Energy Group Inc. (TSX:JE; NYSE:JE), is pleased to announce that at its annual meeting of shareholders held yesterday, each of the ten nominees listed in its management information circular dated May 27, 2016 were elected as directors of Just Energy to serve until the next annual meeting of shareholders of Just Energy or until their successors are elected or appointed. The results of the shares voted in respect of the election of each director are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
John A. Brussa	77,356,133	78.06	21,738,402	21.94
Ryan Barrington-Foote	95,250,060	96.12	3,844,475	3.88
R. Scott Gahn	98,773,712	99.68	320,823	0.32
H. Clark Hollands	98,774,643	99.68	319,892	0.32
James Lewis	98,470,385	99.37	624,150	0.63
Rebecca MacDonald	96,647,879	97.53	2,446,656	2.47
Deborah Merril	98,347,792	99.25	746,743	0.75
Brett A. Perlman	98,745,853	99.65	348,682	0.35
George Sladoje	98,656,549	99.56	437,986	0.44
William F. Weld	98,676,275	99.58	418,260	0.42
In addition, all other resolutions tabled at the meeting were approved by Just Energy's shareholders, including the appointment of Ernst & Young LLP as auditors. Detailed voting results for all resolutions will be posted under Just Energy's SEDAR profile at www.sedar.com and on the U.S. Securities Exchange Commission's website at www.sec.gov
About Just Energy Group Inc.
Established in 1997, Just Energy is an energy management solutions provider specializing in electricity, natural gas, solar and green energy. With offices located across the United States, Canada, and the United Kingdom, Just Energy serves close to two million residential and commercial customers. The company offers a wide range of energy products and home energy management services including long-term fixed-price, variable price, and flat bill programs, smart thermostats, and residential solar solutions. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Tara Energy, Just Energy Solar and TerraPass.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

Michael Cummings
Investor Relations
Alpha IR
617-982-0475
michael.cummings@alpha-ir.com